September 25, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Summit Midstream Partners, LP
Registration Statement on Form S-1 (File No. 333-183466)

Ladies and Gentlemen:

As representatives of the underwriters of Summit Midstream Partners, LP’s (the “Partnership”) proposed public offering of up to 14,375,000 common units, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. (Washington, D.C. time) on September 27, 2012, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Partnership’s  Preliminary Prospectus dated September 19, 2012, through the date hereof:

Preliminary Prospectus dated September 19, 2012:

4,255 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

BARCLAYS CAPITAL INC.
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

As Representatives of the several Underwriters

By: BARCLAYS CAPITAL INC.

By:	/s/Victoria Hale
Victoria Hale
Vice President